TUTOGEN MEDICAL, INC.
13709 Progress Boulevard
Alachua, Florida 32615
March 27, 2007
Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies
United States
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, DC 20549

RE:	Tutogen Medical, Inc.
Registration Statement on Form S-1
Filed December 29, 2006
File No. 333-139738
Form 10-K for the Fiscal Year Ended
September 30, 2006
Filed December 29, 2006
File No. 1-16069
Dear Ms. Jenkins:
I am filing herewith Amendment No. 2 to the Company’s Registration Statement. The amendment is being filed to include Exhibit 10.11(a) relating to an addendum to the Company’s Warrant Agreement with Azimuth Opportunities, Ltd.
In addition to the above, please be advised as follows: The Company, having reviewed the comments contained in the Commission’s letters of February 1, 2007, February 26, 2007 and March 20, 2007, as they pertain to the Company’s periodic reports filed with the Commission, hereby commits that all comments contained in such letters relating to the Company’s filing of reports under the Securities Exchange Act of 1934 will be complied with in all future reports filed under the Exchange Act.

Sincerely,
/s/ L. Robert Johnston, Jr.
L. Robert Johnston, Jr.
Chief Financial Officer

cc: William J. Schifino, Sr., Esq.